Exhibit 99.3

Extraordinary General Meeting VNET Group, Inc. (formerly, 21Vianet Group, Inc.) (the “Company”) ADS CUSIP No.: 90138A103 and 90138A996 (Restricted). ADS Record Date: December 8, 2023. Meeting Specifics: Extraordinary General Meeting - January 9, 2024 at 10:00 A.M. (Beijing time) at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China (the “Meeting”). Meeting Agendas: Please refer to the Company’s Notice of Meeting enclosed herewith. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of April 20, 2011, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. Deposited Securities: Class A Ordinary Shares, par value $0.00001 per share, of the Company. Custodian: Citibank, N.A. - Hong Kong Branch. The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof, subject, however, to the terms of Cayman Islands Law and of the Deposit Agreement. Please note that the Deposit Agreement provides that pursuant to the Cayman Islands Law the Depositary (or the Custodian) will be required to vote on a show of hands unless a poll is demanded. When voting is by show of hands, the Depositary shall vote (or shall instruct the Custodian to vote) all Deposited Securities in accordance with voting instructions received from a majority of Holders giving voting instructions. In case of voting by poll, the Depositary shall vote (or cause the Custodian to vote) the Deposited Securities in accordance with the voting instructions received from the Holders giving voting instructions. Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date of the Deposit Agreement), a poll may be demanded by (i) the chairman of the meeting, (ii) at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) any shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting, or (iv) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding Shares conferring a right to vote at a meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all Shares conferring that right. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs. Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the voting instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists from holders of Shares against the outcome for which the person so designated would vote; or (c) the outcome for which the person so designated would vote would materially and adversely affect the rights of holders of Deposited Securities. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions Card must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained herein. The Voting Instructions Card must be signed, completed and received at the indicated address prior to 10:00 A.M. on January 2, 2024 (New York City time) for action to be taken. 2023/2024 VOTING INSTRUCTIONS CARD AMERICAN DEPOSITARY SHARES

Resolution 1 For Against Abstain Resolution 2 Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy) A Issues VNET Group, Inc. If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue. If this Voting Instructions Card is signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue Please be sure to sign and date this Voting Instructions Card. Please sign your name to the Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions Cards executed by a corporation should be in full name by a duly authorized officer with full title as such. B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. Resolutions 1. AS A SPECIAL RESOLUTION, THAT the currently effective fourth amended and restated memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association of the Company annexed hereto as Exhibit A; and 2. AS AN ORDINARY RESOLUTION, THAT each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit. The Board of Directors recommends a FOR vote for the resolutions.